EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2022. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 June 2022 £m

Equity
Ordinary shareholders’ equity	36,359
Other equity instruments	4,268
Non-controlling interests	88
Total equity	40,715

Indebtedness
Subordinated liabilities	6,515
Debt securities
Debt securities in issue	53,223
Liabilities designated at fair value through profit or loss	5,643
Total debt securities	58,866
Total indebtedness	65,381

Total capitalisation and indebtedness	106,096
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2022, all indebtedness was unsecured except for £18.9 billion of securitisation notes and covered bonds and £1.3 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 30 June 2022.
There has been no material change in the information set forth in the table above since 30 June 2022.